EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company	Predecessor Company
	Year Ended	Years Ended
	December 31,	December 26,		December 28,		December 29,	December 30,
	2009	2008		2007		2006	2005

Pre-tax earnings (loss)(a)	$2,218	$(45,438)		$(13,723)		$9,313	$6,335
Add: Fixed charges (excluding capitalized interest and preferred security
dividend requirements of subsidiaries)	11,063	29,641		51,683		35,719	21,764

Pre-tax earnings before fixed charges	$13,281	$(15,797)		$37,960		$45,032	$28,099

Fixed charges:
Interest	$10,773	$29,349		$51,425		$35,499	$21,549
Other(b)	290	292		258		220	215

Total fixed charges	$11,063	$29,641		$51,683		$35,719	$21,764

Preferred stock dividend requirements	126	4,356		401		259	99

Total combined fixed charges
and preferred stock dividends	$11,189	$33,997		$52,084		$35,978	$21,863

Ratio of earnings to fixed charges	1.20		*		*	1.26	1.29
Ratio of earnings to combined fixed
charges and preferred stock dividends	1.19		*		*	1.25	1.29

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for year-end 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges were $45,438 and $13,723, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends were $49,794 and $14,124, respectively.